

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

Mail Stop 3561

May 15, 2008

Charles A. Hinrichs
Senior Vice President and Chief Financial Officer
Smurfit-Stone Container Corporation
150 North Michigan Avenue
Chicago, Illinois

Re: Smurfit-Stone Container Corporation
Form 10-K for fiscal year ended December 31, 2006
Filed February 28, 2007
File No. 000-23876

Dear Mr. Hinrichs:

We have completed our review of your Form 10-K and your related correspondence and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: David W. Braswell, Esq.
Fax: (314) 612-2229